----------------------------------------------------------------------------------------------------------------------
                                                                    Acquired                            Total Expenses
                                                                    Fund Fees    Total                  after waivers
Subaccount's underlying            Management    12b-1    Other       and      Portfolio  Waivers and  and Reductions
Portfolio Name*                       Fees      Fees**    Fees     Expenses***   Fees     Reductions       if any
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
-------------------------------------------------------------------------------=--------------------------------------
AIM VI, Series I (1)
----------------------------------------------------------------------------------------------------------------------
Dynamics                              0.75%        -      0.36%         -        1.11%        -          1.11% (2)
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
International Growth                  0.71%        -      0.36%      0.01%(3)    1.08%      0.01%(4)     1.07% (2)
----------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN, Class O
----------------------------------------------------------------------------------------------------------------------
Balanced                              0.71%(1)     -      0.13%        -          0.84%      0.04%(2)     0.80%
----------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP, Class I
----------------------------------------------------------------------------------------------------------------------
Income & Growth                       0.70%(1)     -      0.01%(2)     -          0.71%        -          0.71%
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Mid Cap Value                         1.00%(3)     -      0.01%(2)     -          1.01%        -          1.01%
----------------------------------------------------------------------------------------------------------------------
CALVERT VARIABLE SERIES (1,2)
----------------------------------------------------------------------------------------------------------------------
Ameritas Core Strategies              0.80%        -      0.13%        -          0.93%        -          0.93%(3)
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Ameritas Income & Growth              0.675%       -      0.125%       -          0.80%      0.02%        0.78%(3)
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Ameritas Index 500 ****               0.29%        -      0.18%        -          0.47%      0.09%        0.38%
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Ameritas MidCap Growth                0.85%        -      0.17%        -          1.02%      0.08%        0.94%
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Ameritas MidCap Value                 0.97%        -      0.17%        -          1.14%        -          1.14%(3)
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Ameritas Money Market                 0.25%        -      0.13%        -          0.38%      0.02%        0.36%
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Ameritas Small Capitalization         0.90%        -      0.20%        -          1.10%      0.10%        1.00%
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Ameritas Small Company Equity         1.17%        -      0.27%        -          1.44%      0.11%        1.33%
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Income                                0.70%        -      0.17%        -          0.87%        -          0.87% (3)
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Social Balanced                       0.70%        -      0.20%        -          0.90%        -          0.90%
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Social Equity                         0.70%        -      0.41%        -          1.11%      0.03%        1.08% (3)
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Social International Equity           1.10%        -      0.51%        -          1.61%        -          1.61% (3)
----------------------------------------------------------------------------------------------------------------------
DREYFUS, Service Shares
----------------------------------------------------------------------------------------------------------------------
MidCap Stock(1)                       0.75%      0.25%    0.05%        -          1.05%      0.15%        0.90%
----------------------------------------------------------------------------------------------------------------------
DWS VS II, Class A
----------------------------------------------------------------------------------------------------------------------
Dreman Small Mid Value VIP            0.74%        -      0.04%(1)     -          0.78%        -          0.78%
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Global Thematic VIP                   1.00%        -      0.44%(1)     -          1.44%      0.39%(2)     1.05%
----------------------------------------------------------------------------------------------------------------------
FIDELITY (R) VIP, Service Class 2
----------------------------------------------------------------------------------------------------------------------
Asset Manager                         0.51%      0.25%    0.13%        -          0.89%        -          0.89%
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Asset Manager: Growth                 0.56%      0.25%    0.21%        -          1.02%        -          1.02%(1)
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Contrafund (R)                        0.56%      0.25%    0.09%        -          0.90%        -          0.90%(1)
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Equity-Income                         0.46%      0.25%    0.09%        -          0.80%        -          0.80%
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Growth                                0.56%      0.25%    0.09%        -          0.90%        -          0.90%(1)
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
High Income                           0.57%      0.25%    0.11%        -          0.93%        -          0.93%
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Investment Grade Bond                 0.32%      0.25%    0.11%        -          0.68%        -          0.68%
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Overseas                              0.71%      0.25%    0.14%        -          1.10%        -          1.10%(1)
----------------------------------------------------------------------------------------------------------------------
MFS(R) VIT, Initial Class
----------------------------------------------------------------------------------------------------------------------
New Discovery                         0.90%        -      0.11%(1)     -          1.01%(1)     -          1.01%(1)
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Research International                0.90%        -      0.66%(1)     -          1.56%(1)   0.46%(2)     1.10%(1)
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Strategic Income                      0.75%        -      0.41%(1)     -          1.16%(1)   0.31%(3,4)   0.85%(1)
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Total Return                          0.75%        -      0.08%(1)     -          0.83%(1)   0.03%(5)     0.80%(1)
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Utilities                             0.75%        -      0.10%(1)     -          0.85%(1)   0.03%(6)     0.82%(1)
----------------------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN AMT, Class I(1)
----------------------------------------------------------------------------------------------------------------------
Regency                               0.84%        -      0.11%        -          0.95%        -          0.95%
----------------------------------------------------------------------------------------------------------------------
SUMMIT
----------------------------------------------------------------------------------------------------------------------
Bond                                  0.47%        -      0.28%(1)   0.01%        0.76%        -          0.76%
----------------------------------------------------------------------------------------------------------------------
EAFE International Index              0.56%        -      0.69%(2)   0.02%        1.27%      0.30%(3)     0.97%
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Inflation Protected Plus              0.50%        -      0.25%(2)   0.01%        0.76%        -          0.76%
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Lifestyle ETF Aggressive              0.55%        -      0.20%(2)   0.25%        1.00%        -          1.00%
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Lifestyle ETF Conservative            0.55%        -      0.20%(2)   0.23%        0.98%        -          0.98%
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Lifestyle ETF Target                  0.55%        -      0.20%(2)   0.26%        1.01%        -          1.01%
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Nasdaq-100 Index                      0.35%        -      0.30%(2)   0.01%        0.66%        -          0.66%
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Natural Resources                     0.55%        -      0.20%(2)   0.56%        1.31%        -          1.31%
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Russell 2000 Small Cap Index          0.35%        -      0.29%      0.03%        0.67%        -          0.67%
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
S&P MidCap 400 Index                  0.30%        -      0.22%      0.01%        0.53%        -          0.53%
----------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE
----------------------------------------------------------------------------------------------------------------------
Blue Chip Growth-II                   0.85%      0.25%    -            -          1.10%        -          1.10%
----------------------------------------------------------------------------------------------------------------------
THIRD AVENUE
----------------------------------------------------------------------------------------------------------------------
Value                                 0.90%        -      0.27%        -          1.17%        -          1.17%
----------------------------------------------------------------------------------------------------------------------
UIF, Class I
----------------------------------------------------------------------------------------------------------------------
Emerging Markets Equity               1.21%        -      0.37%      0.02%(1)     1.60%        -          1.60%
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
Global Value Equity                   0.67%        -      0.33%      0.01%(1)     1.01%        -          1.01%
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
International Magnum                  0.80%        -      0.35%        -          1.15%      0.10%        1.05%
--------------------------------- ------------ ------- ---------- ------------ ---------- ----------- ----------------
U. S. Real Estate                     0.74%        -      0.30%        -          1.04%        -          1.04%(3)
----------------------------------------------------------------------------------------------------------------------

MFS 2 MFS has agreed in writing to bear the funds' expenses such that "Other Fees," determined without giving effect to the expense offset arrangements described above, do not exceed 1.10% annually. This written agreement excludes interest, taxes, extraordinary expenses, brokerage and transaction costs and investment-related expenses and will continue until modified by the fund's Board of Trustees.
MFS 3 MFS has agreed in writing to reduce its management fee to 0.70% annually on average daily net assets up to $1 billion. This written agreement will remain in effect until modified by the fund's Board of Trustees.
MFS 4 MFS has agreed in writing to bear the funds' expenses such that "Other Fees," determined without giving effect to the expense offset arrangements described above, do not exceed 0.15% annually. This written agreement excludes management fees, distribution and service fees, interest, taxes, extraordinary expenses, brokerage and transaction costs and investment-related expenses and will continue until at least April 30, 2009.

MFS 5 MFS has agreed in writing to reduce its management fee to 0.65% annually on average daily net assets in excess of $3 billion. This written agreement will remain in effect until modified by the fund's Board of Trustees.
MFS 6 MFS has agreed in writing to reduce its management fee to 0.70% annually on average daily net assets in excess of $1 billion. This written agreement will remain in effect until modified by the fund's Board of Trustees.
Neuberger Berman 1 Neuberger Berman Management Inc. ("NBMI") has undertaken through December 31, 2011 to waive fees and/or reimburse certain operating expenses, including the compensation of NBMI and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate 1.50% of the average daily net asset value. The expense limitation arrangement for the Portfolio is contractual and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause the Portfolio to exceed its respective limitation. Summit 1 The adviser has contractually agreed to waive administration fees for the Bond Portfolio, as long as that Portfolio's direct operating expense ratio exceeds 0.75%. Expenses of Acquired Funds are not included in this arrangement. Summit 2 The fund does not bear any direct operating expenses above the amount disclosed; any additional direct operating expenses are borne by the adviser according to the terms of the advisory agreement. Expenses of Acquired Funds are not included in this arrangement.
Summit 3 The adviser has agreed to waive its fees and/or reimburse expenses of the portfolio to the extent necessary, to limit direct operating expenses to 0.95% of the average daily net assets of the portfolio until May 1, 2009. Expenses of Acquired Funds are not included in this arrangement.

UIF 1 The Portfolio may invest a portion of its assets in other investment companies (the "Acquired Funds"). The Portfolio's shareholders indirectly bear a pro rata portion of the expenses of the Acquired Funds in which the Portfolio invests. Actual Acquired Fund expenses incurred by the Portfolio may vary with changes in the allocation of Portfolio assets among the Acquired Funds and with other events that directly affect the expenses of the Acquired Funds. Since "Acquired Fund Fees and Expenses" are not directly borne by the Portfolio, they are not reflected in the Portfolio's financial statements, with the result that the information presented in the table will differ from that presented in the Financial Highlights of the fund prospectus.
UIF 2 For the fiscal year ended December 31, 2007, after giving effect to the Adviser's voluntary fee waivers and/or expense reimbursements, the total annual portfolio operating expenses incurred by investors, including certain investment related expenses, was 1.04% for the UIF U.S. Real Estate, Class I. The total annual portfolio operating expenses excluding certain investment related expense was 1.02% for UIF U.S. Real Estate, Class I.

* Short cites are used for Funds and Portfolios in this chart. See the "Investment Options" section for complete names.

** Portfolios pay 12b-1 fees to us pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows investment companies to pay fees out of portfolio assets to those who sell and distribute portfolio shares. Some portfolios may also pay 0.05 to 0.25 percent of annual portfolio assets for our providing shareholder support and marketing services.

*** Some portfolios invest in other investment companies (the "acquired portfolios"). In these instances, portfolio shareholders indirectly bear the fees and expenses of the acquired portfolios.

**** "Standard & Poor's(R)," "S&P(R)," "S&P 500(R)," "Standard & Poor's 500,"
and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The Product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Product. The Statement of Additional Information sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P as set forth in the Licensing Agreement between us and S&P.

         EXAMPLES OF EXPENSES
         The Examples below are intended to help you compare the cost of investing in the Policy with the cost of investing in other variable annuity policies. These costs include Policy Owner transaction expenses, contract fees, separate account annual expenses, and Subaccount underlying portfolio fees and expenses.

         The Examples assume that you invest $10,000 in the Policy for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the underlying portfolio and Policy fees and expenses indicated. The example amounts are illustrative only, and should not be considered a representation of past or future expenses. Your actual expenses may be higher or lower than those shown in the chart. Please note that although the examples assume $10,000 premium to aid comparisons, our minimum premium for this Policy is $25,000.

INVESTMENT OPTIONS

         We recognize you have very personal goals and investment strategies. The Policy allows you to choose from a wide array of investment options - each chosen for its potential to meet specific investment objectives.

         You may allocate all or a part of your premiums among the Separate Account variable investment options or the Fixed Account fixed interest rate option. Allocations must be in whole percentages and total 100%. For Policies issued with the No Withdrawal Charge Rider, the allocation of any premium to the Fixed Account may not exceed 25% of that premium without our consent. If our prior consent is not received, we reserve the right to reallocate any excess Fixed Account allocation proportionately to the remaining investment options you selected in your latest allocation instructions. The variable investment options, which invest in underlying portfolios, are listed and described in this section of this prospectus.

The value of your Policy will go up () or down () based on the investment performance of the variable investment options you choose. The investment results of each variable investment option are likely to differ significantly, and vary over time. They do not earn a fixed interest rate. Please consider carefully, and on a continuing basis, which investment options best suit your long-term investment objectives and risk tolerance.

SEPARATE ACCOUNT VARIABLE INVESTMENT OPTIONS

         The Separate Account provides you with variable investment options in the form of underlying portfolio investments. Each underlying portfolio is an open-end investment management company. When you allocate investments to an underlying portfolio, those investments are placed in a Subaccount of the Separate Account corresponding to that portfolio, and the Subaccount in turn invests in the portfolio. The Policy value of your Policy depends directly on the investment performance of the portfolios that you select.

         The Separate Account is registered with the SEC as a unit investment trust. However, the SEC does not supervise the management or the investment practices or policies of the Separate Account or Ameritas. The Separate Account was established as a separate investment account of Ameritas Variable Life Insurance Company ("AVLIC") under Nebraska law on May 28, 1987. Effective May 1, 2007, AVLIC merged with and into Ameritas, and the Separate Account was transferred to Ameritas. Ameritas is now the issuer of the Policies and is the "Depositor" of the Separate Account. (See "About Our Company" in the prospectus for further information.) Under Nebraska law, Ameritas owns the Separate Account assets, but they are held separately from our other assets and are not charged with any liability or credited with any gain of business unrelated to the Separate Account. Any and all distributions made by the underlying portfolios, with respect to the shares held by the Separate Account, will be reinvested in additional shares at net asset value. We are responsible to you for meeting the obligations of the Policy, but we do not guarantee the investment performance of any of the variable investment options' underlying portfolios. We do not make any representations about their future performance.

The underlying portfolios in the Separate Account are NOT publicly traded mutual funds, and are NOT the same as publicly traded mutual funds with very similar names. They are only available as separate account investment options in life insurance or variable annuity policies issued by insurance companies, or through participation in certain qualified pension or retirement plans.

Even if the investment options and policies of some underlying portfolios available under the Policy may be very similar to the investment objectives and policies of publicly traded mutual funds that may be managed by the same investment adviser, the investment performance and results of the portfolios available under the Policy may vary significantly from the investment results of such other publicly traded mutual funds.

You should read the prospectuses for the underlying portfolios together with this prospectus for more information.

                 You bear the risk that the variable investment
                    options you select may fail to meet their
                  objectives, that they could go down in value,
                       and that you could lose principal.

         Each Subaccount's underlying portfolio operates as a separate investment option, and the income or loss of one generally has no effect on the investment performance of any other. Complete descriptions of each variable investment option's investment objectives and restrictions and other material information related to an investment in the variable investment option are contained in the prospectuses for each of the underlying portfolios which accompany this prospectus.

         The Separate Account Subaccount underlying portfolios listed below are designed primarily as investments for variable annuity and variable life insurance policies issued by insurance companies. They are not publicly traded mutual funds available for direct purchase by you. There is no assurance the investment objectives will be met.

         This information is just a summary for each underlying portfolio. You should read the series fund prospectus for an underlying portfolio accompanying this prospectus for more information about that portfolio,


--------------------------------------------------------------------------------------------------------------------
     Summit Mutual Funds, Inc., Summit Pinnacle Series*                 Summit Investment Partners, Inc.
--------------------------------------------------------------------------------------------------------------------
Summit Bond Portfolio                                        Bond.
--------------------------------------------------------------------------------------------------------------------
Summit EAFE International Index Portfolio                    Index:  MSCI EAFE Index.
--------------------------------------------------------------------------------------------------------------------
Summit Inflation Protected Plus Portfolio                    Inflation-adjusted income.
--------------------------------------------------------------------------------------------------------------------
Summit Lifestyle ETF Market Strategy Aggressive Portfolio    Target allocation - Aggressive.
--------------------------------------------------------------------------------------------------------------------
Summit Lifestyle ETF Market Strategy Conservative Portfolio  Target allocation - Conservative.
--------------------------------------------------------------------------------------------------------------------
Summit Lifestyle ETF Market Strategy Target Portfolio        Target allocation - Moderate.
--------------------------------------------------------------------------------------------------------------------
Summit Nasdaq-100 Index Portfolio                            Index: Nasdaq-100 Index.
--------------------------------------------------------------------------------------------------------------------
Summit Natural Resources Portfolio                           Specialty.
--------------------------------------------------------------------------------------------------------------------
Summit Russell 2000 Small Cap Index Portfolio                Index: Russell 2000 Index.
--------------------------------------------------------------------------------------------------------------------
Summit S&P MidCap 400 Index Portfolio                        IndexS&P MidCap 400 Index.
--------------------------------------------------------------------------------------------------------------------
             T. Rowe Price Equity Series, Inc.                          T. Rowe Price Associates, Inc.
--------------------------------------------------------------------------------------------------------------------
T. Rowe Price Blue Chip Growth Portfolio-II                  Long-term capital growth.
--------------------------------------------------------------------------------------------------------------------
             Third Avenue Variable Series Trust                           Third Avenue Management LLC
--------------------------------------------------------------------------------------------------------------------
Third Avenue Value Portfolio                                 Long-term capital growth.
--------------------------------------------------------------------------------------------------------------------
          The Universal Institutional Funds, Inc.              Morgan Stanley Investment Management Inc., dba Van
                                                                                     Kampen
--------------------------------------------------------------------------------------------------------------------
UIF Emerging Markets Equity Portfolio, Class I               Long-term capital appreciation.
--------------------------------------------------------------------------------------------------------------------
UIF Global Value Equity Portfolio, Class I                   Long-term capital appreciation.
--------------------------------------------------------------------------------------------------------------------
UIF International Magnum Portfolio, Class I                  Long-term capital appreciation.
--------------------------------------------------------------------------------------------------------------------
UIF U. S. Real Estate Portfolio, Class I                     Current income and long-term capital appreciation
--------------------------------------------------------------------------------------------------------------------
* These funds and their investment advisers are part of the UNIFI Mutual Holding
Company, the ultimate parent of Ameritas.  Also, Ameritas Investment Corp., a majority owned subsidiary of Ameritas, is the underwriter for the Summit Mutual
Funds, Inc., Summit Pinnacle Series.

         Adding, Deleting, or Substituting Variable Investment Options
         We do not control the Subaccounts' underlying portfolios, so we cannot guarantee that any of the portfolios will always be available. We retain the right to change the investments of the Separate Account, and to eliminate the shares of any Subaccount's underlying portfolio and substitute shares of another series fund portfolio. If the shares of the underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account, we will first notify you and receive any necessary SEC and state approval before making such a change. New Separate Account underlying portfolios may be added, or existing underlying portfolios eliminated, when, in our sole discretion, conditions warrant a change. If a portfolio is eliminated, we will ask you to reallocate any amount in the Subaccount corresponding to the eliminated portfolio. If you do not reallocate this amount, we may automatically reallocate it to other investment options as allowed by law. We also will ask you to change any future allocations to that eliminated portfolio. If you do not, we will automatically redirect any future premium allocations to other investment options as allowed by law. We will notify you when such a reallocation or transfer occurs. You may, within 60 days of the date of our notice, reallocate the amount, without charge, to another investment option. Our Separate Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts.

         FIXED ACCOUNT INVESTMENT OPTION

         There is one fixed interest rate option ("Fixed Account"), where we bear the investment risk. When you select the No Withdrawal Charge Rider, you will earn a minimum interest rate that will yield at least 1% per year, compounded annually; otherwise, you will earn a minimum interest rate that will yield at least 3% per year, compounded annually. We may declare a higher current interest rate. However, you bear the risk that we will not credit more interest than will yield the minimum guaranteed rate per year for the life of the Policy. We have sole discretion over how assets allocated to the Fixed Account are invested, and we bear the risk that those assets will perform better or worse than the amount of interest we have declared. Assets in the Fixed Account are subject to claims by creditors of the company. The focus of this prospectus is to disclose the Separate Account aspects of the Policy. The Fixed Account investment option is not available for Policies issued in the States of Oregon or Washington.

All amounts allocated to the Fixed Account become assets of our general account. Interest in the general account has not been registered with the SEC and is not subject to SEC regulation, nor is the general account registered as an investment company with the SEC. Therefore, SEC staff have not reviewed the Fixed Account disclosures in this prospectus.

         We reserve the right to credit a bonus interest to premium payments made to the Fixed Account for Policy Owners who participate in the Enhanced Dollar Cost Averaging ("EDCA") program. The EDCA will be available for new premium only, not transfers from other Subaccounts or the Fixed Account. New premium includes any money noted on an application. Each premium allocated to the EDCA must be at least $1,500. We will transfer premiums allocated to the EDCA monthly over a period of six months, beginning one month after the date of premium receipt. In the event you withdraw or transfer monies allocated to the EDCA, we will stop crediting interest under the EDCA program and transfer any remaining balance premium receipt. In the event you withdraw or transfer monies allocated to the EDCA, we will stop crediting interest under the EDCA program and transfer any remaining balance proportionately to the remaining investment options you selected in your latest allocation instructions. We reserve the right to discontinue offering the EDCA program at any time.

         TRANSFERS

         The Policy is designed for long-term investment, not for use with professional "market timing" services or use with programmed, large or frequent transfers. Excessive transfers could harm other Policy Owners, annuitants and beneficiaries by having a detrimental effect on investment portfolio management. In addition to the right of the Portfolio to impose redemption fees on short-term trading, we reserve the right to reject any specific premium allocation or transfer request, if in the judgment of a Subaccount portfolio fund advisor, a Subaccount portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy owners would otherwise potentially be adversely affected.

         Transferring money out of a Subaccount within 60 days of a purchase may be considered market timing. However, any portfolio fund advisor may establish their own standards, and each transaction may be evaluated on its own. Ultimately the portfolio fund advisor has the authority to make this determination.

         Subject to restrictions during the "right to examine period" and prior to the Annuity Date, you may transfer Policy value from one Subaccount to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any Subaccount, subject to these rules:

         Transfer Rules:
          o A transfer is considered any single request to move assets from one or more Subaccounts or the Fixed Account to one or more of the other Subaccounts or the Fixed Account.

          o We must receive notice of the transfer - either Written Notice, an authorized telephone transaction, or by Internet when available. Transfer requests by facsimile, telephone, or Internet must be sent to us by the close of the New York Stock Exchange (usually 3:00 p.m. Central Time) for same-day processing. Requests received later are processed on the next trading day. Fax requests must be sent to us at 402-467-7923. If requests are faxed elsewhere, we will process them as of the day they are received by our trading unit.

          o The transferred amount must be at least $250, or the entire Subaccount or Fixed Account value if it is less. (If the value remaining after a transfer will be less than $250 in a Subaccount or $100 in the Fixed Account, we will include that amount as part of the transfer.)
               - If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount or the Fixed Account is the lesser of $100 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.
               - The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer limits.
          o The first 15 transfers each Policy Year are free. Thereafter, transfers may result in a $10 charge for each transfer. This fee is deducted on a pro-rata basis from balances in all Subaccounts and the Fixed Account; it is not subtracted from the amount of the transfer. Transfers under any systematic transfer program do count toward the 15 free transfer limit.
          o A transfer from the Fixed Account (except made pursuant to a systematic transfer program):
               -    may be made only once each Policy Year;
               -    may be delayed up to six months;
               -    is limited during any Policy Year to the greater of:
                    - 25% of the Fixed Account value on the date of the transfer during that Policy Year;
                    - the greatest amount of any similar transfer out of the Fixed Account during the previous 13 months; or
                    -    $1,000.
          o For a Policy issued with a No Withdrawal Charge Rider, the amount transferred into the Fixed Account within any Policy year (except made pursuant to a systematic transfer program) may not exceed 10% of the Policy value of all Subaccounts as of the most recent Policy Anniversary, unless the remaining value in any single Subaccount would be less than $1,000, in which case you may elect to transfer the entire value of that Subaccount to the Fixed Account.
          o We reserve the right to further restrict transfers to the Fixed Account provided that we provide notice to you no less than 30 days prior to the date the restriction becomes effective.
         o We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time.

         o If the Policy value in any Subaccount falls below $100, we may transfer the remaining balance, without charge, proportionately to the remaining investment options you selected in your latest allocation instructions. We will notify you when such a transfer occurs. You may, within 60 days of the date of our notice, reallocate the amount transferred, without charge, to another investment option.

         o In the event you authorize telephone or Internet transfers, we are not liable for telephone or Internet instructions that we in good faith believe you authorized. We will employ reasonable procedures to confirm that instructions are genuine.

         THIRD-PARTY SERVICES

         Where permitted and subject to our rules, we may accept your authorization to have a third party (such as your sales representative or someone else you name) exercise transfers or investment allocations on your behalf. Third-party transfers and allocations are subject to the same rules as all other transfers and allocations. You can make this election on the application or by sending us Written Notice. Please note that any person or entity you authorize to make transfers or allocations on your behalf, including any investment advisory, asset allocation, money management or timing service, does so independently from any agency relationship they may have with us for the sale of the Policies. They are accountable to you alone for such transfers or allocations. We are not responsible for such transfers or allocations on your behalf, or recommendations to you, by such third-party services. You should be aware that fees charged by such third parties for their service are separate from and in addition to fees paid under the Policy.

         DISRUPTIVE TRADING PROCEDURES

         The Policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Such frequent trading, programmed transfers, or transfers that are large in relation to the total assets of a Subaccount's underlying portfolio can disrupt management of a Subaccount's underlying portfolio and raise expenses. This in turn can hurt performance of an affected Subaccount and therefore hurt your Policy's performance.

Organizations or individuals that use market timing investment strategies and make frequent or other disruptive transfers should not purchase the Policy.

         Policy Owners should be aware that we are contractually obligated to provide Policy Owner transaction data relating to trading activities to the underlying funds on Written Request and, on receipt of written instructions from a fund, to restrict or prohibit further purchases or transfers by Policy Owners identified by an underlying fund as having engaged in transactions that violate the trading policies of the fund.

         We reserve the right to reject or restrict, in our sole discretion, transfers initiated by a market timing organization or individual or other party authorized to give transfer instructions. We further reserve the right to impose restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Policy Owners. Restrictions may include changing, suspending or terminating telephone, on-line and facsimile transfer privileges. We will enforce any Subaccount underlying portfolio manager's restrictions imposed upon transfers considered by the manager to be disruptive. Our disruptive trading procedures may vary from Subaccount to Subaccount, and may also vary due to differences in operational systems and contract provisions. However, any Subaccount restrictions will be uniformly applied.

         There is no assurance that the measures we take will be effective in preventing market timing or other excessive transfer activity. Our ability to detect and deter disruptive trading and to consistently apply our disruptive trading procedures may be limited by operational systems and technological limitations. The discretionary nature of our disruptive trading procedures may result in some Policy Owners being able to market time while other Policy Owners bear the harm associated with timing. Also, because other insurance companies and retirement plans may invest in Subaccount underlying portfolios, we cannot guarantee that Subaccount underlying portfolios will not suffer harm from disruptive trading within contracts issued by them.

         Excessive Transfers
         We reserve the right to restrict transfers if we determine you are engaging in a pattern of transfers that may disadvantage Policy Owners. In making this determination, we will consider, among other things:
          o    the total dollar amount being transferred;
          o    the number of transfers you make over a period of time;
          o whether your transfers follow a pattern designed to take advantage of short term market fluctuations, particularly within certain Subaccount underlying portfolios;
          o whether your transfers are part of a group of transfers made by a third party on behalf of individual Policy Owners in the group; and
          o the investment objectives and/or size of the Subaccount underlying portfolio.

         Third Party Traders
         We reserve the right to restrict transfers by any firm or any other third party authorized to initiate transfers on behalf of multiple Policy Owners if we determine such third party trader is engaging in a pattern of transfers that may disadvantage Policy Owners. In making this determination, we may, among other things:
          o reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Policy Owner, or


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